N E W S R E L E A S E

April 21, 2006	Trading Symbols:
News Release 06-15	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS REVISED RESERVES FOR THE

PIRQUITAS, ARGENTINA FEASIBILITY STUDY UPDATE

Vancouver, B.C. -- Silver Standard Resources Inc. reports that it has been advised by Mine Development Associates (MDA) of Reno, Nevada and Hatch Ltd. (Hatch), an international engineering firm, that the Pirquitas silver, tin and zinc project in Jujuy province, Argentina hosts proven and probable reserves of 107.1 million ounces of silver and not, as set out in our news release of April 6, 2006, 109.4 million ounces of silver at the base case metal prices of US$5.35 per ounce silver (20-year average price to March 31, 2006), US$2.75 per pound tin and US$0.42 per pound zinc.

MDA and Hatch revised the proven and probable reserves while completing a National Instrument 43-101 report for the Pirquitas project and are revising the Feasibility Study Update for the Pirquitas project to reflect the 43-101 report. The reserves and resources for the Pirquitas project are set out in the following tables.

Project Reserves

Pirquitas Feasibility Study Update

Proven & Probable Reserves

Class	Ore (kt)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Proven	3,342	191	0.26	0.67	20.5
Probable	15,118	172	0.19	0.61	83.6
Subtotal In-pit	18,460	175	0.21	0.62	104.1
Jig Tails (Probable)	400	234	0.37	0.13	3.0
Total Project	18,860	176	0.21	0.61	107.1

Pirquitas Feasibility Study Update - Resources *

Class	Kilotonnes	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Measured	710	112	0.17	0.67	2.5
Indicated	7,910	95	0.09	0.45	24.2

* 30 grams silver per tonne cut-off

We expect this approximately 2% revision to the proven and probable reserves to have a nominal impact on the economics of, and our plans for, the Pirquitas project set out in our news release of April 6, 2006.

John Wells, Hatch, is the Qualified Person responsible for process plant and infrastructure; Scott Hardy, Mine Development Associates, is the Qualified Person responsible for proven and probable reserves and mining costs; Steve Ristorcelli, Mine Development Associates, is the Qualified Person responsible for mineral resources; and Hatch and MDA are responsible for capital and operating costs. A technical report that conforms to National Instrument 43-101 standards is in progress and will be filed shortly. Investors are cautioned that this report will contain qualifications, assumptions and exclusions that may be relevant to an investment decision and the summary information set out above should, if it is to be fully and properly understood, be read in the context of the entire report.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.